SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        MERRIMAN CURHAN FORD GROUP, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    590418109
                                 (CUSIP Number)

                               Douglas G. Bergeron
                              DGB Investments, Inc.
                                40 Fox Hill Road
                           Woodside, California 94062
                                 (408) 232-7801

                                 with a copy to:

                                Patrick S. Brown
                             Sullivan & Cromwell LLP
                       1888 Century Park East, Suite 2100
                       Los Angeles, California 90067-1725
                                 (310) 712-6600

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 8, 2009
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590418109

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     DGB Investments, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) [_]
                                                                       (b) |X|
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(e) OR 2(f)                                                 [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER

                              1,860,465 (1)(2)
                         -------------------------------------------------------
                         8.   SHARED VOTING POWER
Number Of Shares
Beneficially Owned By         -0-
Each Reporting Person    -------------------------------------------------------
With                     9.   SOLE DISPOSITIVE POWER

                              1,860,465 (1)(2)
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,860,465 (1)(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.7% (3)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) Represents the number of shares of common stock, par value $0.0001 (the "Common Stock"), of the issuer issuable to DGB Investments, Inc. ("DGB") upon conversion of the shares of the issuer's Series D Convertible Preferred Stock, par value $0.0001 per share (the "Series D Stock"), beneficially owned by DGB. As of September 8, 2009, DGB beneficially owned 1,860,465 shares of Series D Stock, convertible into shares of Common Stock at a conversion rate of 1:1.

(2) Power is exercised through Douglas G. Bergeron, DGB's President and sole stockholder.

(3) The percentages reported in this Schedule 13D are based upon 12,756,656 shares of Common Stock outstanding as of September 8, 2009 (based on information provided to DGB by the issuer on September 10, 2009).

CUSIP No. 590418109

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     Douglas G. Bergeron
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) [_]
                                                                       (b) |X|
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicale
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(e) OR 2(f)                                                 [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER

                              1,860,465 (1)(2)
                         -------------------------------------------------------
                         8.   SHARED VOTING POWER
Number Of Shares
Beneficially Owned By         -0-
Each Reporting Person    -------------------------------------------------------
With                     9.   SOLE DISPOSITIVE POWER

                              1,860,465 (1)(2)
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,860,465 (1)(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.7% (3)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) Represents the number of shares of Common Stock of the issuer issuable to DGB upon conversion of the shares of the issuer's Series D Stock beneficially owned by DGB. As of September 8, 2009, DGB beneficially owned 1,860,465 shares of Series D Stock, convertible into shares of Common Stock at a conversion rate of 1:1.

(2)  Solely in his capacity as the President and sole stockholder of DGB.

(3) The percentages reported in this Schedule 13D are based upon 12,756,656 shares of Common Stock outstanding as of September 8, 2009 (based on information provided to DGB by the issuer on September 10, 2009).

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Merriman Curhan Ford Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 600 California Street, Ninth Floor, San Francisco, California 94108.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The undersigned hereby file this Schedule 13D on behalf of DGB Investments, Inc., a Delaware corporation ("DGB"), and Douglas G. Bergeron (together with DGB, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) The business address of DGB, and the residence of Mr. Bergeron, is 40 Fox Hill Road, Woodside, California 94062.

         (c) The principal business of DGB is the purchase, sale, exchange, acquisition and holding of investment securities and the investment in private companies for the benefit of Mr. Bergeron.

         Mr. Bergeron's present principal occupation is Chief Executive Officer of VeriFone Holdings, Inc. The principal business of VeriFone Holdings, Inc. is designing and marketing secure electronic payment solutions, and its address is 2099 Gateway Place, Suite 600, San Jose, California 95110.

         (d) Neither DGB nor Mr. Bergeron has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither DGB nor Mr. Bergeron has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Bergeron is a citizen of Canada and a permanent resident of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 8, 2009, DGB purchased in a private placement 1,860,465 shares of the Issuer's Series D Convertible Preferred Stock, par value $0.0001 per share (the "Series D Stock"), and warrants (the "Investment Warrants") to purchase 1,860,465 shares of Common Stock at an exercise price of $0.65 per share using $503,973 from DGB's working capital and $296,027 in cash payable to DGB from the settlement of a lawsuit (the "Settlement") against the Issuer (which was retained by the Issuer as consideration for the Series D Stock and the Investment Warrants). The price per share of Series D Stock was $0.43 (no separate consideration was paid for the Investment Warrants).

         Also on September 8, 2009, in connection with the Settlement, DGB received additional warrants (the "Settlement Warrants," and together with the Investment Warrants, the "Warrants") to purchase 105,846 shares of Common Stock at an exercise price of $0.65 per share. The Warrants become exercisable on September 8, 2010 and expire on September 8, 2014.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Series D Stock and the Warrants for investment purposes in connection with the Settlement and simultaneous private placement conducted by the Issuer.

         The Series D Stock is convertible at the option of the Reporting Persons into shares of Common Stock at a conversion ratio determined by dividing $0.43 by the conversion price. The initial conversion price is $0.43 per share and is subject to customary adjustments. The Series D Stock is also convertible at the Issuer's option upon the occurrence of certain conditions related to the trading price and volume of the Common Stock. The Reporting Persons may convert shares of the Series D Stock into shares of Common Stock in accordance with the terms of the Series D Stock.

         The Warrants are exercisable at the option of the Reporting Persons for shares of Common Stock beginning on September 8, 2010 at an exercise price of $0.65 per share. The Warrants expire on September 8, 2014. The Reporting Persons may exercise the Warrants in accordance with their terms.

         In connection with the Reporting Persons' investment and pursuant to an Investors' Rights Agreement dated as of August 27, 2009 (the "Investors' Rights Agreement"), on September 8, 2009, Mr. Bergeron was appointed to the Board of Directors of the Issuer. Pursuant to the Investors' Rights Agreement, each Holder (as defined in the Investors' Rights Agreement) of Series D Stock has agreed to vote all shares of its Series D Stock in such manner as may be necessary to elect (and maintain in office) directors designated by certain investors, including Mr. Bergeron. Mr. Bergeron's right to designate a director will terminate as of such time as the total number of shares of Series D Stock, and shares of Common Stock issued upon conversion of the Series D Stock, held by Mr. Bergeron is less than 50% of the number of such shares purchased by Mr. Bergeron as of September 8, 2009.

         Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position in the Series D Stock, the Warrants or other securities of the Issuer.

         Whether the Reporting Persons purchase any additional Series D Stock, Warrants or other securities of the Issuer or dispose of any Series D Stock, Warrants or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Series D Stock, Warrants or other securities of the Issuer for purchase at particular price levels, the Issuer's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional Series D Stock, Warrants or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Series D Stock, Warrants or other securities of the Issuer held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Series D Stock, Warrants or other securities of the Issuer.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         The foregoing descriptions of the Series D Stock, the Warrants and the Investors' Rights Agreement are qualified in their entirety by reference to the full text of the Certificate of Designation of the Series D Stock, the Investment Warrant and the Settlement Warrant, and the Investors' Rights Agreement, respectively, which are filed as Exhibits 3 through 6 and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Assuming the conversion of the Series D Stock into Common Stock at the initial conversion rate described above and assuming that the Reporting Persons' shares of Series D Stock are the only shares of such class converted, as of the date hereof, each Reporting Person beneficially owns, in the aggregate, 1,860,465 shares of Common Stock, representing beneficial ownership of approximately 12.7% of the total number of shares of Common Stock outstanding as of September 8, 2009.

         Giving effect to the vesting and exercise of the Warrants and the conversion of the Series D Stock described in the preceding paragraph, assuming that the Reporting Persons' Warrants are the only warrants so exercised and assuming no adjustments to the exercise price or number of warrant shares, each Reporting Person will beneficially own, in the aggregate, 3,826,776 shares of Common Stock, representing beneficial ownership of approximately 23.1% of the total number of shares of Common Stock outstanding as of September 8, 2009.

         The percentages reported in this Schedule 13D are based upon 12,756,656 shares of Common Stock outstanding as of September 8, 2009 (based on information provided to DGB by the Issuer on September 10, 2009).

         (b)

                                                                               SHARES                         SHARES
                                                                             SUBJECT TO   SHARES SUBJECT    SUBJECT TO
                            NO. OF SHARES    % OF SHARES    SHARES SUBJECT     SHARED         TO SOLE         SHARED
                            BENEFICIALLY     BENEFICIALLY   TO SOLE VOTING     VOTING       DISPOSITIVE    DISPOSITIVE
                                OWNED           OWNED            POWER          POWER          POWER          POWER
                           ---------------- --------------- ---------------- ------------ ---------------- -------------
DGB (1)                       1,860,465         12.7%          1,860,465          0          1,860,465          0

Mr. Bergeron (2)              1,860,465         12.7%          1,860,465          0          1,860,465          0

(1)  Power is exercised through Mr. Bergeron, DGB's President.
(2)  Solely in his capacity as the President and sole stockholder of DGB.

         (c) Other than the transactions herein, the Reporting Persons have not engaged in any transactions in the Issuer's Common Stock effected during the past sixty days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, securities owned by such Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Issuer, DGB and certain other investors in the Issuer are party to the Investors' Rights Agreement, pursuant to which the parties have agreed to vote all shares of Series D Stock in such manner as may be necessary to elect (and maintain in office) directors designated by certain investors.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:   Joint Filing Agreement pursuant to Rule 13d-1(k)

Exhibit 2:   Stock Purchase Agreement

Exhibit 3:   Certificate of Designation of Series D Convertible Preferred Stock

Exhibit 4:   Investment Warrant

Exhibit 5:   Settlement Warrant

Exhibit 6:   Investors' Rights Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 18, 2009                   DGB INVESTMENTS, INC.

                                            By: /s/ Douglas G. Bergeron
                                               ---------------------------------
                                               Name:  Douglas G. Bergeron
                                               Title: President


                                            DOUGLAS G. BERGERON

                                            /s/ Douglas G. Bergeron
                                            ------------------------------------

                                  EXHIBIT INDEX

Exhibit 1:   Joint Filing Agreement pursuant to Rule 13d-1(k)

Exhibit 2:   Stock Purchase Agreement

Exhibit 3:   Certificate of Designation of Series D Convertible Preferred Stock

Exhibit 4:   Investment Warrant

Exhibit 5:   Settlement Warrant

Exhibit 6:   Investors' Rights Agreement